Issuer Free Writing Prospectus	Registration Statement No. 333-152434
Dated September 29, 2008	Filed Pursuant to Rule 433 of the Securities Act of 1933
Gateway Financial Holdings, Inc.
Registered Direct Offering
Proposed Terms
     Set forth below are the primary terms for an offering by Gateway Financial Holdings, Inc. (“Gateway”) of its shares of Series B Non-Convertible Non-Cumulative Perpetual Preferred Stock to certain investors, referred to as the “preferred stock” or the “Series B Preferred Stock.” The issuance of the shares of preferred stock is referred to as the “offering.” The aggregate purchase price for all the preferred stock being offered is up to $40.0 million. The issuer of all the preferred stock would be Gateway.
Preferred Stock

Number of Shares:	Up to 40,000 shares of Series B Preferred Stock

Purchase Price:	$1,000 per share (aggregate purchase price of up to $40.0 million)

Dividend Rate:
Non-cumulative dividends on the Series B Preferred Stock to be paid quarterly at an annual rate of 12.0% of the liquidation preference ($1,000). Gateway expects to pay dividends quarterly on January 1, April 1, July 1 and October 1 of each year, beginning January 1, 2009. The first dividend, if declared, will accumulate from the date Gateway issues the preferred stock until December 31, 2008. To be entitled to receive dividend distributions, the preferred stock must be registered in your name on the 15th day of the month prior to the month in which the relevant dividend distribution date occurs even if that day is not a business day.

Use of proceeds:	To recapitalize and strengthen the balance sheet of Gateway Bank following the impairment on the bank’s investment in the GSE preferred stocks and provide capital to support future growth of the bank.

Redemption:
We may, at our election, redeem all of the Series B Preferred Stock at any time on or after October 1, 2009 without the payment of any premium amounts. Redemption of the preferred stock will be subject to the prior approval of the Federal Reserve, if approval is then required. If your preferred stock is redeemed by Gateway, you will receive the liquidation amount of $1,000 per share of preferred stock, plus any declared and accrued but unpaid dividends thereon.

Maturity:	Perpetual.

Ranking:
The Series B Preferred Stock, with respect to dividend rights and rights on liquidation, winding-up and dissolution, ranks on a parity with the Series A Preferred Stock currently outstanding and senior to the common stock.

No dividend shall be declared or paid during any calendar year on Gateway’s common stock unless and until there shall have been paid in full to the holders of Series B Preferred Stock (or set apart for purposes of such payment), without preference or priority as between such shares or other series of preferred stock, not less than a pro rata portion of the stated annual dividend thereon for that calendar year, at the rate provided therefor, through the date on which Gateway proposes to pay the cash dividend on the common stock. Shares of Series B Preferred Stock shall not participate in dividends paid with respect to any other class or series of Gateway’s capital stock.

Liquidation Rights:
In the event Gateway voluntarily or involuntarily liquidates, dissolves or winds up, the holders of the Series B Preferred Stock will be entitled to receive liquidating distributions in the amount of $1,000 per share of Series B Preferred Stock held, plus, subject to any approvals required from the Federal Reserve, an amount equal to any declared but unpaid dividends on the Series B Preferred Stock to and including the date of such liquidation before any distribution of assets is made to the holders of the common stock or any other junior securities.

In the event Gateway’s assets available for distribution to shareholders upon any liquidation, dissolution or winding-up of Gateway’s affairs, whether voluntary or involuntary, are insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series B Preferred Stock and the corresponding amounts payable on any parity securities, holders of the Series B Preferred Stock and the holders of parity securities will share ratably in any distribution of Gateway’s assets in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

Voting Rights:	None except in certain limited situations.

Stock Listing:
There is no trading market for the Series B Preferred Stock and Gateway does not expect one to develop. Gateway will not seek to have the Series B Preferred Stock listed on Nasdaq or any other securities exchange or interdealer quotation system. Accordingly, Gateway cannot provide any assurance as to the development or liquidity of any market for the preferred shares.

Transferability:	Because the Series B Preferred Stock will be registered, the shares will be immediately transferable without restriction, except for transfers by “affiliates” of Gateway.
The securities offered pursuant to this Term Sheet have not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any securities regulatory authority of any state, nor has the SEC or any such authority passed upon the accuracy or adequacy of this Term Sheet. Any representation to the contrary is a criminal offense.
This Term Sheet does not constitute an offer to sell or solicitation of an offer to buy any securities. The sole purpose of this Term Sheet is to assist prospective investors in deciding whether to proceed with a further investigation and evaluation of Gateway in connection with their consideration of an investment in Gateway. This Term Sheet does not purport to contain all information which may be material to an investor, and recipients of this Term Sheet should conduct their own independent evaluation and due diligence of Gateway. Each recipient agrees, and the receipt of this Term Sheet serves as an acknowledgment thereof, that if such recipient determines to engage in a transaction with Gateway, its determination will be based solely on the terms of the definitive agreement relating to such transaction and on the recipient’s own investigation, analysis and assessment of Gateway and the transaction.
Gateway has filed a shelf registration statement on Form S-3 (including a prospectus dated July 21, 2008) with the SEC for a public offering to which this communication relates. In addition, prior to the settlement date, Gateway will file with the SEC a prospectus supplement that specifically relates to this offering. Before you invest, you should read the prospectus in that registration statement (or any updates thereto) and other documents Gateway has filed with the SEC for more complete information about Gateway and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.
The securities offered hereunder are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

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